UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012 or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________to __________
Commission File Number 1-6720
A.	Full title of the plan:	CROSSAVER PLUS 401(K) RETIREMENT PLAN (formerly the A.T. CROSS COMPANY DEFINED CONTRIBUTION REITEMENT PLAN)

B.	Name of Issuer of securities held pursuant to the plan and address of its principal executive office:

A. T. CROSS COMPANY ONE ALBION ROAD LINCOLN, RHODE ISLAND 02865

Crossover Plus 401(k)

Retirement Plan

Financial Statements for the Years Ended

December 31, 2012 and 2011

with Supplemental Schedules and

Report of Independent Registered Public Accounting Firm

CROSSAVER PLUS 401(K) RETIREMENT PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2012 AND 2011:

Statements of Net Assets Available for Benefits2

Statements of Changes in Net Assets Available for Benefits3

Notes to Financial Statements4-11

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2012:

Form 5500 – Schedule H, Line 4a – Schedule of Delinquent Participant Contributions 12

Form 5500 - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)13

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plan Committee, Participants and Trustees

of the Crossover Plus 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Crossover Plus 401(k) Retirement Plan (formerly A.T. Cross Company Defined Contribution Retirement Plan) (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent participant contributions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Stowe & Degon, LLC

Westborough, Massachusetts

June 19, 2013

CROSSAVER PLUS 401(K) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2012 AND 2011

	2012	2011

ASSETS:
Investments at fair value:
A.T. Cross Company common stock	$ 727,989	$ 912,364
Mutual funds	25,371,921	20,579,547
Fixed income accounts	8,288,242	-
Common collective trust	-	11,038,174
Total investments	34,388,152	32,530,085

Receivables:

Employer contributions	262,495	286,218
Participant notes	337,683	378,953
Total receivables	600,178	665,171

NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	34,988,330	33,195,256

Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	-	(364,224)

NET ASSETS AVAILABLE FOR BENEFITS	$ 34,988,330	$ 32,831,032

See notes to financial statements

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CROSSAVER PLUS 401(K) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011

ADDITIONS:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$ 3,055,467	$ (811,270)
Interest and dividend income	254,182	667,620
Other receipts	-	727

Total investment income (loss)	3,309,649	(142,923)

Interest on participant notes	17,205	18,978

Contributions:
Participants	946,561	913,497
Employer	633,810	652,127

Total contributions	1,580,371	1,565,624

Total additions	4,907,225	1,441,679

DEDUCTIONS:
Administrative expenses	2,406	6,848
Benefits paid to participants	2,747,521	3,608,365

Total deductions	2,749,927	3,615,213

NET INCREASE (DECREASE)	2,157,298	(2,173,534)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	32,831,032	35,004,566

End of year	$ 34,988,330	$ 32,831,032

See notes to financial statements

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CROSSAVER PLUS 401(K) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012 AND 2011

1.DESCRIPTION OF THE PLAN

The following description of the Crossover Plus 401(k) Retirement Plan (formerly A.T. Cross Company Defined Contribution Retirement Plan) (the “Plan”) provides general information only. Participants should refer to the Plan document for more complete information. On June 21, 2012, the Plan changed its name, changed trustees as described below, and moved its investments to a group variable funding agreement with the same insurance company.

General  - The Plan is a defined contribution plan covering substantially all employees of A.T. Cross Company (the “Company”). The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company’s Board of Directors delegates to a committee the functions, authority, and responsibility of “plan administrator” of the Plan, as such term is used in the Internal Revenue Code, ERISA and plan documents.

Trustee of the Plan – Reliance Trust Company became trustee of the Plan effective June 21, 2012. Prior to June 21, 2012, Bank of America, N.A. was trustee. The trustee holds the Plan’s assets, invests the Plan’s assets and makes distributions in accordance with instructions of the plan administrator.

Eligibility - Employees become eligible to participate in the Plan beginning the first quarter coincident with or next following their date of hire.

Contributions - Upon entry into the Plan, a participant may contribute to the Plan an amount equal to any percentage from 1 percent through 25 percent of his or her annual salary.

The Company makes matching contributions to the Plan in an amount equal to 100 percent of each participant’s contribution of 2 percent or less of the participant’s salary, and 50 percent of each participant’s contribution in excess of 2 percent and up to a maximum of 6 percent of the participant’s salary.

The Plan also allows for profit-sharing contributions at the discretion of the Board of Directors. A participant must complete one year of service and be employed on the last day of the Plan year in order to receive an allocation of profit-sharing contributions. There were no Company discretionary profit-sharing contributions made for the years ended December 31, 2012 and 2011.

The Plan also provides for an additional year-end “Core Contribution” that mirrors the vesting schedule of the employer match.  The Company is required to provide a contribution to the Plan, allocated to each employee eligible to participate in the Plan and who is employed as of the last day of the Plan year, representing 2 percent of eligible compensation paid to each eligible employee during the plan year.  This contribution amounted to $234,596 and $245,763 for 2012 and 2011, respectively, and was remitted to the Plan in 2013 and 2012, respectively.

Contributions are subject to certain Internal Revenue Code (IRC) limitations.

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1.	DESCRIPTION OF THE PLAN (CONTINUED)

Participant Accounts - Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of (1) Company discretionary profit-sharing contributions, (2) Company year-end “Core Contributions”, and (3) Plan earnings and losses and certain fund management fees. Allocations of Company discretionary profit-sharing contributions and year-end “Core Contributions” are based on the participant’s eligible compensation. Allocations of Plan earnings, Plan losses and certain fund management fees are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments - Participants direct the investment of their contributions and all Company contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds within an insurance separate account, a fixed income account and Company common stock as investment options for participants.

Participant Notes - Participants may borrow from their accounts a minimum of $1,000 up to the lesser of 50 percent of their vested account balances or $50,000. Loans are repaid through payroll deductions, and the period of repayment for any loan cannot exceed five years. A participant may repay the entire outstanding balance of his or her loan at any time. Participants are limited to one outstanding loan at a time. Each loan is secured by the balance in the participant’s account and bears interest at rates commensurate with prevailing rates. The methodology for determining loan interest rates, as designated by the loan procedure, is Prime rate plus one percent.

Withdrawals - Withdrawals from the participant’s vested portion of the Plan are permitted prior to retirement if the participant is able to demonstrate financial hardship as defined by the Code. Additionally, participants that are active status may take a normal retirement in-service distribution at age 65 in an amount up to 100% of the vested account balance.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contributions is at a rate of 20 percent for each year a participant works 1,000 hours.

If a participant leaves the Company prior to becoming 100 percent vested in the Company’s contributions and does not return to work at the Company within one year, the non-vested portion of the Company’s contributions will be forfeited.

Forfeited Accounts - At December 31, 2012 and 2011, forfeited nonvested accounts totaled $42,802 and $4,153, respectively. Forfeited matching and core contributions will be used to reduce future Company contributions. Forfeited profit-sharing contributions will be redistributed to current participants based on their prior year compensation. For the years ended December 31, 2012 and 2011, forfeitures of $15,048 and $14,309, respectively, were used to reduce contributions made by the Company.

Payment of Benefits - Upon early or normal retirement, as defined by the Plan, a participant can elect to receive a lump-sum distribution equal to the vested interest in his or her account, or, alternatively, to have the Plan establish a monthly payment schedule to distribute the benefits in substantially equal installments to the participant over a period of time.

Administrative Expenses - All reasonable expenses of administering the Plan may be paid from assets of the Plan. Alternatively, the Company may, at its discretion, pay any or all such expenses.

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2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Benefits - Benefits are recorded when paid.

Participant Notes - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant notes are reclassified as distributions based upon the terms of the plan document.

Reclassifications – Certain amounts in the 2011 statement of changes in net assets available for benefits were reclassified to conform with the current year presentation.  Net appreciation from common collective trust totaling $529,723 was reclassified from interest and dividend income to net appreciation in fair value of investments.

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3.	INVESTMENTS

Investments at fair value that represented five percent or more of the Plan’s net assets available for benefits at December 31 are as follows:

	2012	2011
Alger Capital Appreciation Fund	$ 1,942,436	$-

Hartford Target Retirement 2010	3,729,746	-

Hartford Target Retirement 2020	4,619,635	-
Hartford Target Retirement 2030	2,219,134	-
Hartford Fixed Income Account	8,288,152	-
Delaware Diversified Income Fund	2,022,250	3,980,379
Janus Balanced Fund	**	4,802,755
Columbia Acorn Fund	**	2,897,292
American Funds EuroPacific Growth Fund	**	1,676,637
Putnam Stable Value Class 50	-	11,038,174
Putnam Voyager Fund	-	2,212,895

** - less than 5% of net assets at end of year

During 2012 and 2011, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2012	2011
A.T. Cross Company common stock	$ (40,816)	$ 146,828
Common collective trust	99,229	529,723
Mutual funds	2,997,054	(1,487,821)
Net change in fair value	$ 3,055,467	$ (811,270)

4.	FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are described below:

•	Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
4.	- 7 - FAIR VALUE MEASUREMENTS (CONTINUED)

•

Level 2: Inputs to the valuation method include:  quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3: Inputs to the valuation method are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2012 and 2011:

Common stock – valued at the closing price reported on the active market on which the securities are traded.

Mutual funds – valued at the net asset value of shares held by the Plan at year end as reported on the active market on which the shares are traded.  At December 31, 2012, mutual funds are held in separate accounts where one accumulation unit of the separate account equals one share of the underlying mutual fund.

Common collective trust – valued at the net asset value of units of the collective trust.  The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value.  The NAV is based on the fair value of the underlying investments held by the fund less its liabilities as reported in the audited financial statements of the fund.  The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.  Participant transactions (purchases and sales) may occur daily.  In the second quarter of 2012, management made the decision to liquidate the common collective trust and offer participants a fixed income fund.  No fees were associated with the liquidation.

Fixed income accounts – fair values of the fixed income accounts have been determined to approximate contract values, as the terms of the contracts prohibit transfer or assignment of rights under the contracts and provide for all distributions at contract value, frequent re-setting of contractual interest rates based upon market conditions, no significant liquidity restrictions and no defined maturities.  Generally there are no events that could limit the ability of the Plan to transact at contract value and there are no events that allow the issuer to terminate the contract and which require the Plan to settle at an amount different than contract value.  In addition, management has determined that no adjustment from contract values is required for credit quality considerations.

Contract value represents contributions made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees.  The average yield earning by the Plan based on actual earnings was 3.02% in 2012 and the average earnings rate credits to participants was 3%.  The crediting rate is reviewed quarterly for resetting.  The guaranteed minimum interest rate is 3%.  The fixed income accounts are classified as level 3 investments given the unobservable inputs used to determine contract value.

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4.	FAIR VALUE MEASUREMENTS (CONTINUED)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth, by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total

Common stock	$ 727,989	$-	$-	$ 727,989
Mutual funds:
Growth funds	3,590,476	-	-	3,590,476
Bond funds	3,935,896	-	-	3,935,896
Balanced funds	1,963,977	-	-	1,963,977
Value funds	2,151,018	-	-	2,151,018
Target date funds	10,753,616	-	-	10,753,616
Other funds	2,976,938	-	-	2,976,938
Fixed income accounts	-	-	8,288,242	8,288,242

Total investments at fair value	$ 26,099,910	$-	$ 8,288,242	$ 34,388,152

The following table sets forth, by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total

Common stock	$ 912,364	$-	$-	$ 912,364
Mutual funds
Growth funds	7,699,088	-	-	7,699,088
Bond funds	3,980,379	-	-	3,980,379
Balanced funds	4,802,755	-	-	4,802,755
Value funds	2,192,095	-	-	2,192,095
Target date funds	1,134,278	-	-	1,134,278
Index funds	770,952	-	-	770,952
Common collective trust	-	11,038,174	-	11,038,174

Total investments at fair value	$ 21,491,911	$ 11,038,174	$-	$ 32,530,085

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4.	FAIR VALUE MEASUREMENTS (CONTINUED)

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2012.

Balance at beginning of year	$-
Interest Income	116,251
Purchases	8,174,759
Sales	(2,768)

Balance at end of year	$ 8,288,242

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan’s investments include shares of mutual funds, common collective trusts and fixed income accounts managed by Hartford Retirement Plan Group, the third party administrator. The transactions in these investments qualify as party-in-interest transactions.

Fees paid by the Plan to Bank of America, N.A. for administrative expenses amounted to $2,056 and $6,848 in 2012 and 2011, respectively.

At December 31, 2012 and 2011, the Plan held 65,361 and 78,234 shares of common stock of the Company, with a cost basis of $351,622 and $398,116, respectively.

6.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become fully vested in their accounts.

8.	TAX STATUS OF THE PLAN

The Internal Revenue Service has determined and informed the Company, by a letter dated April 30, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

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9.	VOLUNTARY FIDUCIARY CORRECTION PROGRAM

During 2012, the Company deposited biweekly remittances totaling approximately $40,400 an average of three days after the time frame deemed to be within Department of Labor (DOL) regulations for timely remittances.  The DOL’s definition of what constitutes a late remittance is not absolute.  The DOL requires remittances to be made in a consistent manner and when the related funds first become available.  The Company intends to voluntarily make contributions to the affected participant accounts through the DOL’s Voluntary Fiduciary Correction Program to compensate those participants for potential lost earnings due to the delays.

10.	SUBSEQUENT EVENTS

Effective January 1, 2013, the Plan was amended to include an automatic salary deferral feature starting at 3% of compensation and increasing annually by 1% to a maximum of 6% of compensation.  Participants may select an alternative deferral percentage or may opt not to contribute to the Plan.

***************

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CROSSAVER PLUS 401(K) RETIREMENT PLAN

EIN: 05-0126220
PLAN:  002

FORM550—SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2012

Participant contributions transferred late to Plan	Check if late participant loan repayments are included	Total that constitute nonexempt prohibited transactions			Total fully corrected under VFCP and PTE 2002-51
		Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP

$40,400	[ X ]	$-	$-	$40,400	$-

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CROSSAVER PLUS 401(K) RETIREMENT PLAN

EIN: 05-0126220
PLAN:  002

FORM 5500—SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

(a)	(b) Identity of Issue,	(c ) Description of Investment,	(d) Cost	(e) Current
	Borrower, Lessor	Including Maturity Date,		Value
	or Similar Party	Rate of Interest, Collateral,
		Par or Maturity Value

*	A.T. Cross Company	Common stock	**	$ 727,989

*	Hartford Life Insurance Company	Mutual funds within separate accounts:
		JP Morgan Core Bond Fund	**	927,107
		Alger Capital Appreciation Fund	**	1,942,436
		PIMCO Real Return Fund	**	986,539
		Columbia Acorn Fund	**	1,136,462
		Hartford Target Retirement 2040	**	275,101
		Victory Established Value Fund	**	547,254
		MFS International Value Fund	**	638,752
		Hartford Target Retirement 2010	**	3,729,746
		Hartford Target Retirement 2020	**	4,619,635
		Hartford Target Retirement 2030	**	2,129,134
		American Funds Europacific Growth Fund	**	637,342
		Victory Small Company Opportunity Fund	**	258,914
		Hartford Index HLS	**	1,070,691
		Janus Balanced Fund	**	1,724,082
		Delaware Diversified Income Fund	**	2,022,250
		Oppenheimer Developing Markets Fund	**	630,153
		The Hartford Equity Income Fund	**	1,344,850
		The Hartford Balance Income Fund	**	239,895
		MFS New Discovery Fund	**	511,578

*	Hartford Life Insurance Company	Fixed Income accounts:
		Hartford Fixed Income Account	**	8,288,152
		Hartford Lifetime Income Fund	**	90

*	Plan participants	Loans to participants with interest rates
		ranging from 4.25% to 6%, due in
		various installments through August 2017		337,683

		TOTAL INVESTMENTS		$ 34,725,835

*	Party in interest
**	Cost information is not required for participant-directed investments and therefore is not included.

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Exhibits:

Exhibit 23	Consent of Independent Registered Public Accounting Firm

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SIGNATURES

   The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CROSSAVER PLUS 401(K) RETIREMENT PLAN

Date:	June 25, 2013	By:	Plan Administrator

		By:	/s/ KEVIN F. MAHONEY
KEVIN F. MAHONEY
Title: Chief Financial Officer

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